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Exhibit 20.1

Packaging Corporation of America Announces Pricing of Its Tender Offer for Any and All 9 5/8% Senior Subordinated Notes Due 2009

        LAKE FOREST, Ill.—July 17, 2003—Packaging Corporation of America (NYSE: PKG) announced today the pricing of its tender offer for any and all of its $550 million outstanding 9 5/8% Series B Senior Subordinated Notes due 2009 (CUSIP No. 695156AD1) (the "Notes").

        The tender offer is being made upon the terms and subject to conditions set forth in PCA's Offer to Purchase and Consent Solicitation Statement dated June 23, 2003 (the "Offer to Purchase"). Assuming the tender offer is not extended beyond the scheduled expiration time of 12:00 midnight, New York City time, on Monday, July 21, 2003 (the "Expiration Time"), the total consideration for each $1,000 principal amount of Notes tendered and accepted for payment pursuant to the tender offer will be $1,102.40, plus accrued interest up to, but not including, the payment date. The total consideration includes a consent payment of $20 per $1,000 principal amount of Notes that will be paid only to holders that validly tendered (and did not validly withdraw) their Notes before 5:00 p.m., New York City time, on July 7, 2003. Payment for Notes validly tendered and consents validly delivered will be made promptly following the Expiration Time.

        In connection with the tender offer, PCA also sought and received consents from the holders of a majority in aggregate principal amount of outstanding Notes to certain proposed amendments to the indenture under which the Notes were issued. Accordingly, PCA, the subsidiary guarantors and the trustee under the indenture have executed and delivered a supplemental indenture containing the proposed amendments. As more fully described in the Offer to Purchase, the proposed amendments would eliminate or modify substantially all of the restrictive covenants and certain events of default and related provisions in the indenture. The proposed amendments will not become operative, however, unless and until PCA accepts the Notes for purchase in accordance with the terms and subject to the conditions set forth in the Offer to Purchase. If the proposed amendments become operative, holders of all the Notes then outstanding will be bound thereby.

        Morgan Stanley and Goldman Sachs are acting as Dealer Managers and Georgeson Shareholder Communications is acting as Information Agent for the tender offer and consent solicitation. Requests for documents may be directed to Georgeson Shareholder Communications by telephone at (800) 248-3170 (toll free) or in writing at 17 State Street, 10th Floor, New York, NY 10004. Questions regarding the tender offer and consent solicitation should be directed to Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-1123 (collect), attention: Jeff Kelly or to Goldman Sachs at (877) 686-5059 (toll free) or (212) 357-5680 (collect), attention: Liability Management Group.

        PCA is the sixth largest producer of containerboard and corrugated packaging products in the United States with sales of $1.7 billion in 2002. PCA operates four paper mills and 65 corrugated product plants in 25 states across the country.

CONTACT:

Barbara Sessions
Packaging Corporation of America
INVESTOR RELATIONS: (877) 454-2509
PCA's Website: www.packagingcorp.com

        Some of the statements in this press release are forward-looking statements. Forward-looking statements include statements about our future financial condition, our industry and our business strategy. Statements that contain words such as "will", "should","anticipate","believe", "expect", "intend", "estimate", "hope" or similar expressions, are forward-looking statements. These forward-looking statements are based on the current expectations of PCA. Because forward-looking statements involve inherent risks and uncertainties, the plans, actions and actual results of PCA could differ materially. Among the factors that could cause plans, actions and results to differ materially from PCA's current expectations include the following: the impact of general economic conditions; containerboard and corrugated products general industry conditions, including competition, product demand and product pricing; fluctuation in wood fiber and recycled fiber costs; fluctuations in purchased energy costs; and legislative or regulatory requirements, particularly concerning environmental matters, our ability to successfully complete our refinancing efforts, as well as those identified under the exhibit "Risk Factors" in PCA's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission and available at the SEC's website at "www.sec.gov".

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  Exhibit 20.1